Exhibit 99.2

Report of Voting Results for 2022 Annual Meeting of Shareholders

TORONTO, June 9, 2022 – Thomson Reuters Corporation (“Thomson Reuters”) today announced voting results for its annual meeting of shareholders held virtually on June 8, 2022. The matters set out below are described in greater detail in the management proxy circular dated April 18, 2022. The votes were conducted by ballot.

1.	Election of Directors

14 nominees were elected to the Thomson Reuters Board. Each director elected will continue to hold office until the next annual meeting of shareholders of Thomson Reuters or until the director resigns or a successor is elected or appointed.

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
David Thomson	436,936,889	98.84%	5,138,172	1.16%
Steve Hasker	439,846,116	99.50%	2,228,945	0.50%
Kirk E. Arnold	439,804,191	99.49%	2,270,870	0.51%
David W. Binet	421,324,113	95.31%	20,750,947	4.69%
W. Edmund Clark, C.M.	409,740,832	92.69%	32,334,228	7.31%
LaVerne Council	441,101,812	99.78%	973,249	0.22%
Michael E. Daniels	431,592,381	97.63%	10,482,680	2.37%
Kirk Koenigsbauer	440,473,613	99.64%	1,601,447	0.36%
Deanna Oppenheimer	439,660,332	99.45%	2,414,729	0.55%
Simon Paris	440,309,602	99.60%	1,765,459	0.40%
Kim M. Rivera	440,529,311	99.65%	1,545,750	0.35%
Barry Salzberg	439,229,826	99.36%	2,845,235	0.64%
Peter J. Thomson	421,703,183	95.39%	20,371,878	4.61%
Beth Wilson	441,108,049	99.78%	967,012	0.22%

2.	Appointment of Auditor

PricewaterhouseCoopers LLP was appointed as auditor of Thomson Reuters to hold office until the next annual meeting of shareholders and the directors were authorized to fix their remuneration.

Votes For	% Votes For	Votes Withheld	% Votes Withheld
447,860,110	99.91%	403,567	0.09%

3.	Advisory Resolution on Executive Compensation

The advisory resolution accepting Thomson Reuters approach to executive compensation described in the management proxy circular was approved.

Votes For	% Votes For	Votes Against	% Votes Against
435,641,944	98.54%	6,433,093	1.46%